UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COREL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

21868Q109
(CUSIP Number)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA  94104
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

with a copy to:

Martin A. Wellington Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000	Craig Wright Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada MX5 1B8 Telephone: (416) 362-2111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 18, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Corel Holdings, L.P. (“Corel Holdings”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, except that Vector Capital Partners II International, Ltd. (“VCP II Int’l”), the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
	9.
Sole Dispositive Power
17,682,698 shares, except that VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Vector Capital Partners II International, Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
	9.
Sole Dispositive Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
	9.
Sole Dispositive Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) IN

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 to Schedule 13D (“Amendment”) is filed to amend and supplement Item 4 as set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities Exchange Commission.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the original Schedule 13D is amended and restated in its entirety as follows:

The common stock of the Issuer held directly and indirectly by the Reporting Persons was originally acquired as described in Item 3.  The Reporting Persons acquired the common stock of the Issuer currently owned by them in the ordinary course of their investing activities.

On March 27, 2008, Corel Holdings proposed to acquire the outstanding common stock of the Issuer not held by it for $11.00 per share in cash by means of a negotiated takeover bid/tender offer, arrangement or amalgamation.  On August 18, 2008, Corel Holdings withdrew its proposal in order to facilitate pursuit by the Issuer of alternatives for maximizing value for all of the Issuer’s shareholders.

The Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger,  reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corel Holdings, L.P. By Vector Capital Partners II International, Ltd. Its General Partner	/s/ Alexander R. Slusky Alexander R. Slusky Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky Alexander R. Slusky Director

Alexander R. Slusky	/s/ Alexander R. Slusky